June 27, 2006

VIA EDGAR AND FACSIMILE

Ms. Jill Davis

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 7010

Washington, D.C.  20549

Re:	Plains All American Pipeline, L.P.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 1-14569

Dear Ms. Davis:

Set forth below are our responses to the comments contained in the letter from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 20, 2006.  In response to the Staff’s comments, to the extent appropriate, we have included in this letter proposed revisions to our 2005 Form 10-K disclosures.  However, the Partnership believes that the revised and supplemental disclosures contained in this letter would not be material to investors who reviewed our 2005 Form 10-K.  Accordingly, the Partnership respectfully requests that the Staff permit the Partnership to include any of these revised or supplemental disclosures in its future filings, rather than amending or supplementing the disclosures in the 2005 Form 10-K.

The following responses are for the Staff’s review.  For your convenience, we have repeated in bold type each comment of the Staff exactly as given in the Staff’s comment letter.

Plains All American Pipeline, L.P.

June 27, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

General

1.                                      We note you have proposed to expand or revise your disclosures in response to our prior comments which you have indicated will be incorporated into future filings.  We are considering your responses, and will not be in a position to conclude until such time that all of your pending comments are resolved.

Response:  Considering the additional responses and revised disclosures herein as well as the previous responses to the Staff’s comment letter dated May 9, 2006, we continue to believe that the revised and supplemental disclosures would not be material to investors who reviewed our 2005 Form 10-K.  Accordingly, the Partnership respectfully requests that the Staff permit us to include the revised or supplemental disclosures in our future filings, rather than amending or supplementing the disclosures in the 2005 Form 10-K.

Note 8 Related Party Transactions, F-32

Performance Option Plan

2.                                      We note your response to prior comment 10 regarding the performance option plan of your general partner wherein subordinate units of Plains All American Pipeline, L.P. (the Partnership) were contributed by the owners of the general partner.  For clarity, please address the following:

•                  It appears from your disclosures that the general partner exists for the sole purpose of managing the Partnership.  Please explain to us why you believe certain costs associated with the general partner should be stranded in the general partner entity.

•                  Please clarify to us the amount and nature of all costs that are stranded on the books of the general partner.

•                  Tell us whether the general partner engages or manages any substantive entity other than Plains All American Pipeline, L.P. (the Partnership) or is engaged in any other form of business.  Please describe those operations and whether they relate to the operations of the Partnership.

•                  Confirm whether the Partnership receives any proceeds from the exercise of these options and whether the general partner’s option plan is governed by a separate plan document.

•                  Otherwise, please explain why the disclosure of the general partners’ performance option plan is necessary and relevant to understanding the Partnership’s financial condition and results of operations.  In this regard, your response appears to suggest that the compensation awards are transacted independently by the general partner with no consequence to the Partnership.  If so, it is unclear to us why this is included as an element of your disclosures.

Response: Although our general partner exists to manage the Partnership, it should be noted that, unlike the general partners of many other limited partnerships which are owned by one investor, our general partner is owned directly or indirectly by seven distinct investors and therefore has its own governance and administrative requirements separate from the day to day operations of the Partnership, such as the disbursement of distributions to its owners, assessment and collection of capital contributions, preparation and submission of tax reports, and payment of franchise and filing fees.   The expenses associated with these activities generally approximate $50,000 per year and are recorded in the books and records of our general partner.

The option plan is governed by a separate plan document that is completely separate from any other equity plan.  The Partnership does not receive any proceeds from the exercise of the performance options.  All proceeds from exercise go to our general partner.  When considering the facts, we believe that it is the general partner that benefits from the operation of this plan and not the limited partnership.

We agree that the disclosure of the general partner’s performance option plan seems unnecessary and irrelevant to an understanding of the Partnership’s financial condition and results of operations, and would propose in the future to eliminate the disclosure from the notes to the financial statements.  However, because participation in the option plan affects the beneficial ownership by executive officers, we feel that disclosure of the option plan is appropriate and helpful in the forepart of the report, where presentation of beneficial ownership information is required albeit in an abbreviated format relative to the current disclosure.  We will also supplement future disclosure to clarify that the liabilities associated with providing units to satisfy option exercises are reflected on the general partner’s balance sheet and not in our financial statements.

Note 9 Long-Term Incentive Plan, page F-35

3.                                      We note your response to prior comment 11 indicating that the valuation of your general partner’s employee phantom option awards is supportable under APB 12 although this standard does not appear to be addressing contingent compensation issued from an option award indexed to a company’s stock.  Please tell us how you considered the application of SFAS 133 and cite the specific scope-out exception(s) pertaining to these instruments, if that is your view.

Response:

•                  For clarification, our LTIP plan allows the issuance of options but at this time only phantom unit awards are outstanding.

•                  Because it is our general partner’s plan, the awards are granted to our general partner’s employees. The awards, however, are based on the equity (units) of the Partnership (i.e. an entity other than the general partner).  As a result, it is our view that APB 25 and SFAS 123 (based on and interpreted by FIN 44 and EITF 96-18, respectively) do not apply.

•                  We do not believe that SFAS 133 is applicable because the LTIP awards do not meet the definition of a derivative included in this statement.  Specifically, the awards are non-transferable and thus not readily convertible to cash until they are vested and the units are issued to the optionees.  We believe that a fair value model (as would have been applied under SFAS 133) is the proper way to value these awards, which is why we applied APB 12.

•                  Note that in conjunction with our adoption of EITF 04-05 effective January 1, 2006, we also adopted SFAS 123R.  The cumulative effect of our change in accounting principle for the adoption of SFAS 123R was a reduction in our life-to-date expense associated with our LTIP plan of $6.3 million.

4.                                      Please expand your disclosure to describe the cash plan probability model and the underlying assumptions used in this model, including the date the awards are valued.  Additionally, expand your disclosures to state that this method is a fair value method, if that is your conclusion, and specifically address when you attribute expense associated with the compensation awards over the service period to which the award relates.

Response:  We have included below our expanded disclosure in response to your request.  Please note, however, that we adopted SFAS 123R effective January 1, 2006, thus the following proposed revised disclosure is only applicable for filings prior to such adoption date.  Beginning on January 1, 2006, we adjusted our disclosures to conform to the requirements of SFAS 123R.  This change in accounting principle resulted in a $6.3 million reduction of our life-to-date expense associated with our LTIP plan.

Revised Disclosure (top of page F-37):

The issuance of the common units upon vesting of phantom units is primarily intended to serve as a means of incentive compensation for performance. Therefore, no consideration is paid to us by the plan participants upon vesting and delivery of the common units. Compensation expense for the phantom units is based on the estimated fair value of the units calculated based on the anticipated settlement price of the units.  The estimated fair value of the awards is revised at each period end based on the best information available at that time.  The estimated fair value is recognized as compensation expense ratably over the term of the award beginning on the grant date for the phantom units and DERs that vest based on the passage of time. To the extent that the vesting of the awards or DERs is accelerated or considered probable of acceleration, the related compensation expense will also be accelerated and will be completely recognized over the accelerated term of the award. For those phantom units and DERs that vest only upon the achievement of performance criteria, expense is recognized over the term of the award beginning when it is considered probable the criteria will be achieved.

Should the Staff have any questions or comments, please contact the undersigned at 713.646.4100 or Tina Val, Chief Accounting Officer of Plains All American Pipeline, L.P. at the same number.

Very truly yours,
PLAINS ALL AMERICAN PIPELINE, L.P.
By:	Plains AAP, L.P., its general partner

By:	Plains All American GP LLC, its general partner

By:	/s/ Tim Moore
Tim Moore, Vice President